

March 18, 2025

Leslie Moriyama
Chief Financial Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219

      Re: Dorchester Minerals, L.P.
           Registration Statement on Form S-4
           Filed March 11, 2025
           File No. 333-285714

Dear Leslie Moriyama:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claudia Rios at 202-551-8770 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Jesse E. Betts, Esq.